Prospectus Supplement                                             Rule 424(b)(3)
(To Prospectus dated May 22, 2002)                    Registration No. 333-87844




                               Motient Corporation

                                6,964,705 Shares

                                  Common Stock


                                 ---------------



         This prospectus supplement supplements the prospectus dated May 22, 2002 relating solely to the offer and sale by the selling stockholders identified in the prospectus of up to 6,964,705 shares of our common stock. This prospectus supplement includes:

o our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 19, 2002.



                                 ---------------


          The purchase of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of the prospectus for a discussion of factors that you should carefully consider before purchasing the shares offered by the prospectus and this prospectus supplement.

                                 ---------------


          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------





           The date of this prospectus supplement is August 19, 2002.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 8-K





                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934






       Date of Report (Date of earliest reported event): August 19, 2002



                               MOTIENT CORPORATION
             (Exact name of registrant as specified in its charter)



         Delaware                     0-23044                93-0976127
     (State or other           (Commission File No.)       (IRS Employer
jurisdiction of incorporation                           Identification Number)
      or organization)

                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

Item 5.  Other Matters

In January 2002, we and three of our wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code. Our plan of reorganization was confirmed on April 26, 2002 and became effective on May 1, 2002. In accordance with SOP 90-7, effective May 1, 2002, we adopted "fresh start" accounting, which requires that our reorganization value be allocated to our assets in accordance with SFAS No. 141, Business Combinations. We are also required to include in our filings with the SEC financial information for periods prior to the adoption of "fresh start" accounting.

On May 31, 2002, we dismissed our former independent auditors Arthur Andersen LLP ("Andersen"), and on July 10, 2002, we engaged PricewaterhouseCoopers LLP ("PwC") as our independent accountants. As of the date of this Current Report on Form 8-K, PwC has not obtained access to the working papers of Andersen.

Our financial information for the period January 1, 2002 to April 30, 2002, prior to the adoption of "fresh start" accounting, includes the effects of several complex transactions from prior years, including the formation of and transactions with a joint venture, Mobile Satellite Ventures ("MSV") in 2000 and 2001 and the sale of certain of our transportation assets to Aether Systems in 2000. PwC has raised questions regarding the accounting applied to the MSV and Aether transactions. At the direction of our Audit Committee, management and PwC are studying the accounting applied to the MSV and Aether transactions, and it is possible that our conclusions may differ from those previously reached. While we cannot predict at this time what conclusions we will reach, one possible outcome is a restatement of our financial statements for periods prior to the adoption of "fresh start" accounting, including periods to be included in our second quarter Form 10-Q. At this time, we believe that, even if a restatement of previous period financial statements is required, it will not significantly impact our earnings after the adoption of "fresh start" accounting.

As a result of the issues outlined above, we believe that it would not be appropriate to file a Form 10-Q for the second quarter at this time. However, we are providing the following information with regard to the two months ended June 30, 2002, which represents certain key information about the post-bankruptcy, or "Successor Company", organization.

This Report on Form 8-K contains and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "project," or "intend." These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements ("Cautionary Statements") include, among others, those under the caption "Summary of Risk Factors" elsewhere in this report. All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the Cautionary Statements. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission (the "SEC") from time to time, including those contained in our registration statement on Form S-1, as amended by our Form S-1/A, (Reg. No. 333-87844), and our annual report on Form 10-K for the fiscal year ended December 31, 2001, and our quarterly reports on Form 10-Q to be filed after this Form 8-K report, as well as our other reports and filings with the SEC.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

References in this Quarterly Report to "Motient" and "we" or similar or related terms refer to Motient Corporation and its wholly owned subsidiaries collectively, unless the context requires otherwise.

Overview of Liquidity and Risk Factors

In January 2002, we and three of our wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code. Our plan of reorganization was confirmed on April 26, 2002 and became effective on May 1, 2002. The reorganization significantly deleveraged Motient's balance sheet and significantly reduced Motient's ongoing interest expense. As of the effective date of the plan, Motient had approximately $31.1 million of debt (comprised of capital leases, notes payable to Rare Medium and Credit Suisse First Boston and the outstanding Motorola credit facility).

In recent periods, and continuing through the second quarter of 2002, the weakness in the telecommunications and wireless sector has restrained our ability to grow revenue at the rate we had previously anticipated. Several of our resellers are in bankruptcy proceedings, and the uncertainty associated with the financial condition and prospects of such resellers has negatively affected revenue growth associated with such resellers. In addition, our limited liquidity and our delay in not exiting bankruptcy until the second quarter have further restrained our ability to achieve desired revenue growth. Although we have taken steps to reduce our operating and capital expenditures, the reduced revenue growth in recent periods has caused us to focus on further reductions of our operating expenses in order to reduce our cash burn rate.

Liquidity and Capital Resources

As of June 30, 2002, we had approximately $9.8 million of cash on hand and short-term investments. On July 29, 2002, we effected an operational restructuring that eliminated approximately 30% of our workforce, in order to reduce operating expenses and thereby preserve cash. We estimate that this reduction in our workforce, together with cost savings associated with the reduced work force, will save approximately $700,000 per month. After giving effect to the cost savings associated with the reduction in force implemented on July 29, 2002, we estimate that our cash expenses will exceed our monthly cash revenue by approximately $1.9 million. We intend to aggressively seek ways to reduce our monthly cash burn rate further. For example, we have begun negotiations with our key vendors to restructure and/or reduce our ongoing network operating expenses. We intend to seek meaningful reductions in various of our network-related operating expenses, including, for example, with respect to maintenance and repair of network base stations, base station site lease expense, and telecommunications interconnect charges. There is no guarantee that we will be successful in these negotiations, or that any such expense reductions will achieve enough savings to further reduce our monthly cash burn rate and allow us to achieve EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) break-even.

Based on our current projections for revenue growth and after taking into account additional cost savings that we expect to achieve, we estimate that we will need between approximately $10 million and $20 million of additional funds before we achieve EBITDA break even, which we do not expect to achieve until sometime in 2003, at the earliest. Moreover, our financial performance could deteriorate further, and there is no assurance that we will be able to meet our current financial projections regarding revenue growth.

We have been actively pursuing additional funding alternatives and will continue to do so, although no such funding arrangements have been put in place yet. Alternatives for raising additional funds include the issuance of debt or equity securities, borrowings under secured or unsecured loan arrangements, and sales of assets. There can be no assurance that additional funds will be available to us on acceptable terms or in a timely manner. If we are unable to raise additional funds, we expect to run out of cash as early as sometime in the fourth quarter of 2002.

Also, even if we begin to generate cash in excess of our operating expenses, we expect to continue to require additional funds to meet remaining interest obligations, capital expenditures, and other non-operating cash expenses.

Projected cash requirements are based on certain assumptions about our business model and projected growth rate, including, specifically, assumed rates of growth in subscriber activations and assumed rates of growth of service revenue. While we believe these assumptions are reasonable, these growth rates continue to be difficult to predict and there is no assurance that the actual results that are experienced will meet the assumptions included in our business model and projections. If our future results of operations are less favorable than currently anticipated, our cash requirements will be more than projected, and we will require additional financing in amounts that will be material. The type, timing and terms of financing that we select will be dependent upon our cash needs, the availability of financing sources and the prevailing conditions in the financial markets. We cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

Summary of Risk Factors

In addition to the challenge of growing revenue as described above, our future operating results could be adversely affected by a number of uncertainties and factors, including:

o our ability, and our resellers' ability, some of whom are in bankruptcy, to attract and retain customers,
o our ability to further reduce operating expenses and thereby reduce our cash burn rate,
o our ability to secure additional financing necessary to fund anticipated capital expenditures, operating losses and any remaining debt service requirements,
o our ability to convert customers who have purchased devices from us into active users of our airtime service and thereby generate revenue growth,
o the timely roll-out of certain key customer initiatives and the launch of new products or the entry into new market segments, which may require us to continue to incur significant operating losses,
o    our ability to fully recover the value of our inventory in a timely manner,
o our ability to procure new inventory in a timely manner in the quantities, quality, price and at the times required,
o our ability to gain market acceptance of products and services, including eLink and BlackBerryTM by Motient, and our ability to make a profit thereon,
o our ability to respond and react to changes in our business and the industry because we have substantial indebtedness,
o our ability to modify our organization, strategy and product mix to maximize the market opportunities as the market changes,
o    our ability to manage growth effectively,
o competition from existing companies that provide services using existing communications technologies and the possibility of competition from companies using new technology in the future,
o our ability to maintain, on commercially reasonable terms, or at all, certain technologies licensed from third parties,
o our dependence on technology we license from Motorola, which may become available to our competitors,
o    the loss of one or more of our key customers,
o our ability to retain key personnel, especially in light of our recent headcount reductions,
o our ability to keep up with new technological developments and incorporate them into our existing products and services and our ability to maintain our proprietary information and intellectual property rights,
o our dependence on third party distribution relationships to provide access to potential customers,
o our ability to expand our networks on a timely basis and at a commercially reasonable cost, or at all, as additional future demand increases,
o the risk that Motient could incur substantial costs if certain proposals regarding spectrum reallocation, that are now pending with the FCC, are adopted, and
o    regulation by the FCC.

For a more complete description of the above factors, please see the section entitled "Risk Factors" in Motient's registration statement on Form S-1, as amended by our Form S-1/A, (Reg. No. 333-87844).

Revenue & Subscriber Information

The tables below summarize our revenue and subscriber base for the two months ended June 30, 2002.

                                                       Two Months Ended June 30,
                                                                 2002
                                                                 ----
     Summary of Revenue
                                                            (in millions)

     Wireless Internet                                            $3.3
     Field services                                                3.0
     Transportation                                                1.7
     Telemetry                                                     0.5
     Maritime and other                                            0.1
     Equipment                                                     0.1
                                                                 ------
         Total                                                   $ 8.7
                                                                 ======

The make up of our subscriber base was as follows:

                                                      As of June 30,
                                                      --------------
                                                2001          Subscribers             2001
                               2002         As Reported    transferred to MSV     As Adjusted          Change         % Change
                               ----           ---------    ------------------     -----------          ------         --------
Wireless Internet             90,082           87,636                 --              87,636            2,446             3%
Field services                35,445           40,839             (2,613)             38,226           (2,781)            (7)
Transportation                91,803           75,185             (9,619)             65,566           26,237             40
Telemetry                     29,826           21,045                                 21,045            8,781             42
Maritime and other               543           25,571            (25,102)                469               74             16
                             -------           ------            --------                ---           ------
  Total                      247,699          250,276             37,334             212,942           34,757            16%
                             =======          =======             ======             =======           ======            ===

We include as subscribers those units that are registered on our network and expected to generate revenue. A portion of our registered subscribers is not yet generating revenue. These inactive units are the result of one or a combination of the following factors: 1) units sold to the indirect channel partners in Wireless Internet, Transportation, and Telemetry market segments by Motient or other suppliers that have not yet been sold by the reseller or solution partner to end user customers, 2) spares that corporate customers purchase and register on the network in anticipation of future requirements, and 3) seasonal usage by vertical customers who purchase and register units in excess of their average requirements in order to meet seasonal peak requirements. As of June 30, 2002, approximately 64% of the reported subscriber base were active - or revenue producing - units, an increase of 11 percent from the same period of 2001. The average ARPU for the estimated active units during the first six months of 2002 was approximately $28.

Expenses

                                                Two Months Ended
                                                June 30, 2002
Summary of Expense
                                                 (in millions)
Cost of Service & Operations                          $10.7
Cost of Equipment Sales                                 7.3
Sales & Advertising                                     1.4
General & Administration                                3.3
Depreciation & Amortization                             3.7
                                                      ------
    Total                                             $26.4
                                                      ======


As a result of the operational restructuring that was announced on July 29, 2002, we expect to reduce our quarterly cost of service and operations by approximately $1.2 million, our quarterly cost of sales and advertising expenses by approximately $0.5 million, and our quarterly cost of general and administrative expenses by approximately $0.5 million, with all saving representing costs associated with reduced headcount.


Summary of Cash Flow for the two months ended June 30, 2002

                                                             Two Months Ended
                                                               June 30, 2002
                                                               -------------

Cash Used In Operating Activities                                  ($3,705)

Cash Used in Payment of Reorganization Activities                   (2,850)

Cash Used In Investing Activities                                     (657)

Cash Used In Financing Activities-payment on
capital leases and vendor financing                                   (644)

Total Change in Cash                                               $(7,856)
                                                                   ========

                                                            As of June 30, 2002
                                                            -------------------
Cash and Cash Equivalents                                          $9,608
Working Capital                                                    $7,237

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             MOTIENT CORPORATION



                                             By:      /s/Walter V. Purnell, Jr.
                                                      President and Chief
                                                      Executive Officer


Date:  August 19, 2002